AM 7-6-2004

04016721

UF 7-2-04

TES
GE COMMISSION
. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52746 |

RECEIVED JUN 29 2004

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICICI Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue, Suite 2330
(No. and Street)

New York, NY 10110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fredric Obsbaum 212-509-7800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street, New York, NY 10004
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sripat Pandey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI Securities Inc., as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

Signature

President

Title

Notary Public

NOREEN WALSH
Notary Public, State of New York
No. 01WA6053006
Qualified in Queens County
Commission Expires January 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

**ICICI SECURITIES INC.**

March 31, 2004

## CONTENTS

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
**ICICI Securities Inc.**

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the "Company") as of March 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
May 21, 2004

60 Broad Street
New York, NY 10004
**T** 212.422.1000
**F** 212.422.0144
**W** www.grantthornton.com



**Grant Thornton LLP**
**US Member of Grant Thornton International**

ICICI Securities Inc.

# STATEMENT OF FINANCIAL CONDITION

March 31, 2004

*Expressed in U.S. Dollars*

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 872,853 |
| Receivable from clearing broker | 105,951 |
| Due from Affiliate | 42,189 |
| Total assets | $1,020,993 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Due to Parent | $ 81,862 |
| Accounts payable | 35,879 |
| | 117,741 |
| Stockholder's equity | |
| Common stock, $1 par value; 10,500,000 shares authorized; 1,050,000 shares issued and outstanding | 1,050,000 |
| Accumulated deficit | (146,748) |
| | 903,252 |
| Total liabilities and stockholder's equity | $1,020,993 |

*The accompanying notes are an integral part of this statement.*

ICICI Securities Inc.

## STATEMENT OF OPERATIONS

Year ended March 31, 2004

*Expressed in U.S. Dollars*

| | |
|---|---|
| Revenues | |
| Commissions, net | $523,530 |
| Corporate finance fee | 243,653 |
| Interest | 490 |
| | 767,673 |
| Expenses | |
| Administrative fee | 300,000 |
| Regulatory fees | 4,212 |
| Professional fees | 102,168 |
| Clearance fees | 6,573 |
| Other | 4,682 |
| | 417,635 |
| NET INCOME | $350,038 |

*The accompanying notes are an integral part of this statement.*

ICICI Securities Inc.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended March 31, 2004

*Expressed in U.S. Dollars*

| | Total | Common stock | Accumulated deficit |
|---|---|---|---|
| Stockholder's equity, March 31, 2003 | $553,214 | $1,050,000 | $(496,786) |
| Net income | 350,038 | - | 350,038 |
| Stockholder's equity, March 31, 2004 | $903,252 | $1,050,000 | $(146,748) |

*The accompanying notes are an integral part of this statement.*

ICICI Securities Inc.

## STATEMENT OF CASH FLOWS

Year ended March 31, 2004

*Expressed in U.S. Dollars*

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $350,038 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in operating assets and liabilities | |
| Increase in receivable from clearing broker | (5,951) |
| Increase in due from Affiliate | (37,558) |
| Increase in due to Parent | 80,988 |
| Increase in accounts payable | 35,356 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH AND CASH EQUIVALENTS | 422,873 |
| Cash and cash equivalents at beginning of year | 449,980 |
| Cash and cash equivalents at end of year | $872,853 |

*The accompanying notes are an integral part of this statement.*

**NOTES TO FINANCIAL STATEMENTS**

March 31, 2004

*Expressed in U.S. Dollars*

## NOTE A - ORGANIZATION

ICICI Securities Inc. (the "Company") is a wholly-owned subsidiary of ICICI Securities Holdings, Inc. ("Parent"), which is an indirect wholly-owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company carries all of its customer accounts on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, but it is subject to Rule 15c3-1, the Uniform Net Capital Rule.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash and commercial paper or other instruments purchased with an original maturity of three months or less.

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end.

The Company is a wholly-owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Expressed in U.S. Dollars*

## NOTE C - RECEIVABLE FROM CLEARING BROKER

During 2004, the Company entered into a fully disclosed clearing arrangement with a clearing broker. Receivable from clearing broker represents cash on deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

## NOTE D - RELATED PARTY TRANSACTIONS

Pursuant to an agreement, the Company owes its Parent a monthly administrative fee for managing the operations of the Company. Such administrative fee amounted to $300,000 for the year ended March 31, 2004 and includes amounts that are in lieu of allocable expenses borne by the Parent on behalf of the Company. As of March 31, 2004, payable to Parent of $81,862 represents amounts then owing to the Parent relating to these administrative fees.

The Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's charges for facilitation fees. For the year ended March 31, 2004, total facilitation fees charged by this affiliate were approximately $571,765. As of March 31, 2004, receivable from affiliate in the amount of $42,189 represents the Company's share of commissions earned from customer securities transactions collected by this affiliate which had not yet been paid to the Company by the affiliate.

## NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2004, the Company had net capital of $861,063, which exceeded requirements by $761,063.

## NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

## NOTE F (continued)

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits and a deposit with a clearing broker. However, the Company does not believe that these amounts are exposed to significant risk.

## NOTE G - INCOME TAXES

The Company is included in a consolidated Federal income tax return with it Parent. The provision for income taxes is determined, however, on a separate return basis. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At March 31, 2004, deferred tax assets resulting from net operating loss carried forward were approximately $59,000, which is fully reserved for with a valuation allowance. The Company has cumulative potential carryforward losses of approximately $147,000 available to offset future taxable income.

# SUPPLEMENTARY INFORMATION

ICICI Securities Inc.

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2004

*Expressed in U.S. Dollars*

| | |
|---|---|
| Net capital | |
| Stockholder's equity | $903,252 |
| Deductions and/or charges | |
| Nonallowable assets | |
| Due from Affiliate | 42,189 |
| Net capital | 861,063 |
| Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $117,741 or $100,000 | 100,000 |
| Excess net capital | $761,063 |
| Ratio of aggregate indebtedness to net capital | 0.14 to 1 |

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

## ICICI SECURITIES INC.

March 31, 2004

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
**ICICI Securities Inc.**

In planning and performing our audit of the financial statements and supplementary information of ICICI Securities Inc. (the "Company") for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and complying with the exemptive provisions of 15c3-3
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com



Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
May 21, 2004